Pricing Supplement dated September 11, 2009
            to the Product Prospectus Supplement dated May 7, 2009,
                    the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]                    $2,100,000
                                Royal Bank of Canada

                                Buffered Bullish Digital Notes
                                Linked to the PowerShares QQQ Trust(SM),
                                Series 1, due September 16, 2011


Royal Bank of Canada is offering the Buffered Bullish Digital Notes (the "Notes") linked to the performance of the Reference Asset named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009 describe terms that will apply generally to the Notes, including any Notes you purchase. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully. In particular, you should understand that your return on the Notes will not exceed 13.30% of their Principal Amount.

Issuer:                       Royal Bank of Canada ("Royal Bank")

Issue:                        Senior Global Medium-Term Notes, Series C

Underwriter:                  RBC Capital Markets Corporation

Reference Asset:              PowerShares QQQ Trust(SM), Series 1

Bloomberg Ticker:             QQQQ <Equity>

Currency:                     U.S. Dollars

Minimum Investment:           $1,000 and minimum denominations of $1,000 thereof
                              (the "Principal Amount")

Pricing Date:                 September 11, 2009

Issue Date:                   September 16, 2009

CUSIP:                        78008HHE3

Valuation Date:               September 13, 2011

Digital Coupon:               13.30%

Payment at Maturity (if       The Payment at Maturity will be calculated as
held to maturity):            follows:

                              1. If, at maturity, the Percentage Change is positive, then the investor will receive an amount equal to:

                                    Principal Amount + (Principal Amount x
                                                Digital Coupon)

                              2. If, at maturity, the Percentage Change is negative, but not by more than the Buffer Percentage (between zero and -15%), then the Payment at Maturity will equal the Principal Amount of your Notes.

                              3. If, at maturity, the Percentage Change is negative, by more than the Buffer Percentage (-15.01% to -100%), then the Payment at Maturity will equal:

                              Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]


Percentage Change:            The Percentage Change, expressed as a percentage,
                              is calculated using the following formula:

                                         Final Level - Initial Level
                                         ---------------------------
                                                 Initial Level

Initial Level:                41.52

Final Level:                  The closing price of the Reference Asset on the
                              Valuation Date as quoted on the principal national securities exchange (or any successor) on which that security is listed for trading.

Maximum Redemption            113.30%, the return on the Notes is capped subject
Amount:                       to the Digital Coupon.

Buffer Percentage:            15%

Buffer Level:                 35.29 (85% of the Initial Level)

Maturity Date:                September 16, 2011, subject to extension for
                              market and other disruptions, as described in the product prospectus supplement.

Term:                         Two (2) Years

Principal at Risk:            The Notes are NOT principal protected. You may
                              lose a substantial portion of your Principal
                              Amount at maturity if there is a decrease in the price of the Reference Asset from the Pricing Date to the Valuation Date.

U.S. Tax Treatment:           By purchasing a note, each holder agrees (in the
                              absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Notes as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue
                              Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.

                              For further discussion of the U.S. federal tax consequences applicable to the Notes, please see the discussion in the prospectus, the prospectus supplement and the product prospectus supplement which applies to your investment in the Notes.

Secondary Market:             RBC Capital Markets Corporation (or one of its
                              affiliates), though not obligated to do so, plans to maintain a Secondary Market in the Notes after the Issue Date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the Principal Amount of your Notes.

Listing: The Notes will not be listed on any securities exchange or quotation system.

Clearance and                 DTC global (including through its indirect
Settlement:                   participants Euroclear and Clearstream, Luxembourg
                              as described under "Description of Debt
                              Securities--Ownership and Book-Entry Issuance" in the prospectus dated January 5, 2007).

Terms Incorporated in         All of the terms appearing above the item
the Master Note:              captioned "Secondary Market" on page p-2 of this
                              pricing supplement and the terms appearing under the caption "General Terms of the Notes" in the product prospectus supplement dated May 7, 2009, as modified by this pricing supplement.

Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" beginning on page PS-4 of the product prospectus supplement dated May 7, 2009.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the "FDIC") or any other Canadian or U.S. government agency or instrumentality. The Notes are not guaranteed under the FDIC's Temporary Liquidity Guarantee Program.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not offered or sold and will not be offered or sold in Hong Kong, other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted top do so under the securities laws of Hong Kong) will be issued other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

                                                                           Per Note          Total
                                                                           --------          -----
Price to public......................................................         100%       $2,100,000
Underwriting discounts and commission................................        2.00%       $42,000
Proceeds to Royal Bank...............................................       98.00%       $2,058,000

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the Secondary Market price, if any Secondary Market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $20.00 per $1,000 in Principal Amount of the Notes and used a portion of that commission to allow selling concessions to other dealers of $20.00 per $1,000 in Principal Amount of the Notes. The price of the Notes also included a profit of $18.00 per $1,000 in Principal Amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes. The total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, was $38.00 per $1,000 in Principal Amount of the Notes.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated May 7, 2009, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated May 7, 2009:
http://www.sec.gov/Archives/edgar/data/1000275/000121465909001144/a5694424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              HYPOTHETICAL RETURNS

     The examples set out below are included for illustration purposes only. The hypothetical prices of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Initial Level, the Final Level or the level of the Reference Asset on the Valuation Date or on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate Principal Amount of $1,000, a Buffer Percentage of 15% (Buffer Level is 85% of the Initial Level), a Digital Coupon of 13.30% and that no extraordinary event has occurred.

     Example 1 - Calculation of the Payment at Maturity where the Percentage Change is positive.

               Percentage Change:             5%
               Payment at Maturity:           At maturity, if the Percentage
                                              Change is positive, then the
                                              Payment at Maturity will equal the
                                              Principal Amount plus the Digital
                                              Coupon.

               On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,133.00, an 13.30% return on the Notes.


     Example 2 - Calculation of the Payment at Maturity where the Percentage Change is positive (and greater than the Digital Coupon).

               Percentage Change:             30%
               Payment at Maturity:           At maturity, if the Percentage
                                              Change is positive, then the
                                              Payment at Maturity will equal the
                                              Principal Amount plus the Digital
                                              Coupon, even though the Percentage
                                              Change is greater than the Digital
                                              Coupon.

               On a $1,000 investment, a 30% Percentage Change results in a Payment at Maturity of $1,133.00, an 13.30% return on the Notes.


     Example 3 - Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).

               Percentage Change:             -12%
               Payment at Maturity:           At maturity, if the Percentage
                                              Change is negative BUT not by more
                                              than the Buffer Percentage, then
                                              the Payment at Maturity will equal
                                              the Principal Amount.

               On a $1,000 investment, a -12% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.


     Example 4 - Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).

               Percentage Change:             -20%
               Payment at Maturity:           $1,000 + [$1,000 x (-20% + 15%)] =
                                              $1,000 - $50 = $950

               On a $1,000 investment, a -20% Percentage Change results in a Payment at Maturity of $950, a -5% return on the Notes.

              ADDITIONAL INFORMATION REGARDING THE REFERENCE ASSET

     According to publicly available information, PowerShares QQQ TrustSM, Series 1 (the "Reference Asset") is an exchange-traded fund. Shares of the Reference Asset are listed and trade at market prices on the Nasdaq Global Market tier of Nasdaq. The Reference Asset seeks investment results that correspond generally to the price and yield performance of the Nasdaq-100 Index(R) (the "Underlying Index"). The Underlying Index is composed of 100 of the largest non-financial securities listed on the Nasdaq GlobalSelect or Nasdaq Global Market tier of Nasdaq by market capitalization.

     Information provided to or filed with the Commission by the Reference Asset pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file number 333-61001.

                             Historical Information

The graph below sets forth the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the four calendar quarters of 2006, 2007, 2008, the first and second quarters of 2009, as well as for the period from July 1, 2009 through September 11, 2009.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the level of the Reference Asset on the Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

                            Powershares QQQ(TM)(QQQQ)
                                (Sep-99 - Sep-08)
                                 [CHART OMITTED]



   Period-            Period-End           High Intra-Day           Low Intra-Day Price          Period-End Closing
 Start Date              Date               Price of the              of the Reference         Price of the Reference
                                         Reference Stock in             Stock in ($)                Stock in ($)
                                                ($)
 ----------              ----                   ---                     ------------                ------------
   1/1/2006            3/31/2006               43.31                       40.16                       41.93
   4/1/2006            6/30/2006               43.05                       37.16                       38.77
   7/1/2006            9/29/2006               40.95                       35.54                       40.65
  9/30/2006           12/29/2006               44.86                       39.88                       43.16

   1/1/2007            3/30/2007               45.55                       42.06                       43.53
  3/31/2007            6/29/2007               47.92                       43.3                        47.6
  6/30/2007            9/28/2007               52.77                       44.39                       51.41
  9/29/2007           12/31/2007               55.07                       48.65                       51.22

   1/1/2008            3/31/2008               51.47                       41.05                       43.72
   4/1/2008            6/30/2008               50.61                       43.68                       45.17
   7/1/2008            9/30/2008               48.57                       37.18                       38.91
  10/1/2008           12/31/2008               38.97                       25.05                       29.74

   1/1/2009            3/31/2009               31.68                       25.6301                     30.32
   4/1/2009            6/30/2009               37.23                       29.79                       36.38
   7/1/2009            9/11/2009               41.62                       34.3                        41.52


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     We expect that delivery of the Notes will be made against payment for the Notes on or about September 16, 2009, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or RBC Capital Markets Corporation. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

                                   $2,100,000

                                   [RBC LOGO]



                         Buffered Bullish Digital Notes

    Linked to the PowerShares QQQ Trust(SM), Series 1, due September 16, 2011


                               September 11, 2009